Randall J. Erickson Senior Vice President, General Counsel and Corporate Secretary	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7809 mibank.com

June 8, 2006

VIA EDGAR

Mr. Paul Cline

Senior Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 1-15403

Dear Mr. Cline:

The purpose of this letter is to respond to the comments raised in your letter to Marshall & Ilsley Corporation (the “Corporation”) dated May 8, 2006.

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Note 14.  Shareholders’ Equity, page 82

1.

Comment:  Please provide us and revise to describe the key settlement terms to determine the number of shares of common stock to be issued upon settlement of the forward stock purchase contract related to the 16,000,000 Common SPACES issued in 2004.  We note that the number of shares depends on the applicable market value per share of your common stock and other factors.  Specifically describe the other factors to us.

Response:

In future filings we will revise the disclosures to describe the key settlement terms to determine the number of shares of common stock to be issued upon settlement of the forward stock purchase contract related to the 16,000,000 Common SPACES issued in 2004.

We propose to make the following additional disclosure in our future periodic filings:

Each stock purchase contract underlying a Common SPACES obligates the investor to purchase on the stock purchase date for an amount in cash equal to the $25 stated amount of the Common SPACES, a number of shares of common stock equal to the settlement rate.

The settlement rate for each purchase contract will be set on August 15, 2007 (regardless of whether the stock purchase date is deferred beyond August 15, 2007).  If the applicable market value of common stock is equal to or greater than $46.28, the settlement rate will be .5402 shares of common stock, which is equal to the stated amount divided by $46.28.  If the applicable market value of common stock is less than $46.28 but greater than $37.32, the settlement rate will be a number of shares of common stock equal to $25 divided by the applicable market value.  If the applicable market value of common stock is less than or equal to $37.32, the settlement rate will be 0.6699 which is equal to the stated amount divided by $37.32.  The settlement rates are subject to adjustment, without duplication, upon the occurrence of certain anti-dilution events, including adjustments for dividends paid above $0.21 per share (the dividend rate at the time of the offering).  No adjustment to the fixed settlement rate will be made if the applicable market value of common stock is in the $37.32 to $46.28 range.

A detailed listing of the factors affecting the number of shares of common stock to be issued is attached as Exhibit I.

2.

Comment:  Please tell us how you accounted for the Common SPACES upon issuance and subsequent to issuance.  Please provide your supporting accounting analysis for your accounting conclusions, specifically addressing how you considered SFAS 150, SFAS 133 and EITF 00-19 as well as any other accounting guidance you believe is applicable.  Also, specifically tell us whether you believe the stock purchase contract is considered a freestanding financial instrument under SFAS 150.

Response:

The proceeds from the sale of the Common SPACES were allocated between the stock purchase contracts and the STACKS in proportion to their fair values at the date of the offering in accordance with APB 14 paragraph 15.  Because each stock purchase contract was at the money at the time of the offering, the fair value of each stock purchase contract was determined to be negligible.

Fees and expenses incurred in connection with the offering were allocated between the STACKS and the stock purchase contracts. The amount allocated to the STACKS is amortized along with the stated interest using a constant rate and is recognized as interest expense over the term of the STACKS.

We recognized the present value of the quarterly contract payments as a liability.  That liability along with the allocated portion of the fees and expenses incurred for the offering were recorded as a reduction of shareholders’ equity.  The liability increases until the stock purchase date by charges to other expense in the consolidated income statement based on a level yield method.  The quarterly cash payments under the stock purchase contracts reduce the liability.

Before the settlement of the stock purchase contracts, we consider common stock to be issued under the stock purchase contracts in our calculation of diluted earnings per share using the treasury stock method.  Under that method, we increase the number of shares of common stock used in calculating diluted earnings per share by the excess, if any, of the number of shares we would be required to issue to settle the stock purchase contracts over the number of shares that we could purchase using the proceeds from the settlement of the stock purchase contracts.

We believe the stock purchase contract is considered a freestanding equity financial instrument under SFAS 150.  We arrived at this conclusion based on our analysis of the issues described below.

Issue No. 1 – Is the stock purchase contract a liability or an equity instrument?

Under SFAS 150, paragraph 12.a., a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares are required to be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares).

FASB Staff Position (FSP) FAS 150-1, Issuer’s Accounting for Freestanding Financial Instruments Composed of More than One Option or Forward Contract Embodying Obligations Under SFAS 150 includes examples of various contracts and analyses for applying the provisions of SFAS 150.  We have concluded that Example 4 in FSP FAS 150-1– Variable Share Forward Sales Contract was particularly relevant in determining the classification of the stock purchase contract:

Company D enters into a contract to issue shares of Company D’s stock to Counterparty in exchange for $50 on a specific date.  If Company D’s share price is equal to or less than $50 on the settlement date, Company D will issue 1 share to the Counterparty.  If the share price is greater than $50 but equal to or less than $60, Company D will issue $50 worth of fractional shares to Counterparty.  Finally, if the share price is greater than $60, Company D will issue 0.833 shares.  At inception, the share price is $49.00.  Company D has an obligation to issue a number of shares that can vary; therefore paragraph 12 of SFAS 150 may apply.  However, unless it is determined that the monetary value of the obligation to issue a variable number of shares is predominantly based on a fixed monetary amount known at inception (as it is in the $50 to $60 share price range), the financial instrument is not in the scope of SFAS 150.

Some financial instruments that are composed of more than one option or forward contract embody an obligation to issue a fixed number of shares and, once those shares are issued, potentially issue a variable number of additional shares.  The issuer must analyze that kind of financial instrument at inception to assess whether the possibility of issuing a variable number of shares in which the monetary value of the obligation meets one of the conditions of paragraph 12 of SFAS 150 is predominant.

Each stock purchase contract underlying a Common SPACES obligates the investor to purchase on the stock purchase date a number of shares of common stock equal to the settlement rate for an amount in cash equal to the $25 stated amount of the Common SPACES.

The settlement rate for each purchase contract will be set on August 15, 2007 (regardless of whether the stock purchase date is deferred beyond August 15, 2007).  The settlement rate will be calculated, subject to adjustment under certain events.

If the applicable market value of common stock is equal to or greater than $46.28, the settlement rate will be .5402 shares of common stock, which is equal to the stated amount divided by $46.28.  If the applicable market value of common stock is less than $46.28 but greater than $37.32, the settlement rate will be a number of shares of common stock equal to $25 divided by the applicable market value.  If the applicable market value of common stock is less than or equal to $37.32, the settlement rate will be 0.6699 which is equal to the stated amount divided by $37.32.

The obligation to issue a variable number of shares is based on a fixed monetary amount when the Corporation’s common stock price is in the $37.32 to $46.28 share price range on the stock purchase date.  At the stock purchase date, if the Corporation’s common stock price is below $37.32 or above $46.28, the monetary values of the obligation arise from, and are generally equal to and in the same direction as, changes in the fair value of the Corporation’s common stock.  At the time of the offering, based on the variability in its stock price, the Corporation believes that the probability of the Corporation’s stock price being something other than in the range of $37.32 to $46.28 on the stock purchase date was of such significance that the monetary value of the obligation to issue a variable number of shares was not predominantly based on a fixed monetary amount known at inception.  Therefore, the financial instrument is not in the scope of SFAS 150 and should be accounted for as an equity instrument.

EITF 00-19 paragraph 9 states that “contracts that require that the company deliver shares as part of a physical settlement or net-share settlement should be initially measured at fair value in permanent equity.”  Paragraph 12 of EITF 00-19 indicates that contracts that include any provision that could require net cash settlement cannot be accounted for as equity and provides additional conditions necessary for equity classification.  These conditions are:

•

The contract permits the company to settle in unregistered shares;

•

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding;

•

The contract contains an explicit limit on the number of shares to be delivered in a shared settlement;

•

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC;

•

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions);

•

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares;

•

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract; and

•

There is no requirement in the contract to post collateral at any point or for any reason.

All of these conditions are met by the stock purchase contract including the lack of a requirement to post collateral for any reason.  Since the contract meets the requirements above, and does not provide for net cash settlement, the financial instrument is a permanent equity instrument under EITF 00-19.

Finally, the instrument meets the scope exception in paragraph 11a of SFAS 133 (contracts issued by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders equity) and is therefore not a derivative under SFAS 133.

Issue No. 2 – What is the impact on earnings per share?

As previously discussed, the stock purchase contract contains certain adjustments to the settlement rate including adjustments for dividends paid above $0.21 per share (the dividend rate at the time of the offering). Investors will receive incremental shares in relation to increased dividend levels when the Corporation’s common stock price is below $37.32 or above $46.28 on the stock purchase date. No incremental shares will be received when the Corporation’s common stock price is in the $37.32 to $46.28 share price range on the stock purchase date.

Under EITF 03-6, Participating Securities and the Two-Class Method under SFAS 128, the EITF reached a consensus that dividends or dividend equivalents transferred to the holder of a convertible security in the form of a reduction to the conversion price or an increase in the conversion ratio of the security do not represent participation rights.  The Task Force noted that while this issue was discussed in the context of a convertible security, the consensus would apply similarly to other contracts (securities) to issue an entity’s common stock if these contracts (securities) provide for an adjustment to the exercise price that is tied to the declaration of dividends by the issuer.  However, paragraph 11 notes that the scope of the consensus excludes forward contracts to issue an entity’s own equity shares.

It is our understanding that paragraphs 10 and 11 would apply and the issuer would not be required to use the two class method to calculate basic earnings per share (“EPS”) if the variable share forward contract (the “VSF”) does not entitle the counterparty to participate in dividends if the contract settles within the final range (as is the case with the forward purchase contract) and at the outset of the contract, it is at least reasonably possible that the contract ultimately will settle within this range.  This depends, in part, on the reasonably possible criteria.  In evaluating the reasonably possible criteria, we considered:  the terms of the VSF, including its maturity date and the formula for adjustments to the range; the volatility of the underlying stock; the relationship of the price of the common stock at the date the VSF was entered into versus the low and high end of the original range; and historical and expected dividend levels.  Based on this evaluation, we concluded that is at least reasonably possible that the contract ultimately will settle within the range.

Therefore, the stock purchase contract is not a participating security and the two class method of calculating EPS does not apply.

SFAS 128, Earnings Per Share, paragraph 17 states, “the dilutive effect of outstanding call options and warrants (and their equivalents) issued by the reporting entity shall be reflected in dilutive EPS by application of the treasury stock method unless the provisions of paragraphs 24 and 50-53 require another method be applied”.  Paragraph 51 states, “Options or warrants may permit or require the tendering of debt or other securities of the issuer (or its parent or its subsidiary) in payment of all or a portion of the exercise price.  In computing diluted EPS, those options or warrants shall be assumed to be exercised and the debt or other securities shall be assumed to be tendered.  If tendering cash would be more advantageous to the option holder or warrant holder and the contract permits tendering cash, the treasury stock method shall be applied.

The ownership interest in the STACKS (debt) is initially pledged to secure investors’ obligations to purchase our common stock under the stock purchase contract.  Investors have the right to substitute eligible treasury securities for the STACKS to secure the obligations to purchase our common stock under the stock purchase contract.  The STACKS will be remarketed for settlement on the stock purchase date and the interest rate will be reset.  The reset rate is subject to a reset cap however; the reset rate on the STACKS will not be subject to a reset cap on the final remarketing date which is August 15, 2008.  Investors choose whether to participate in the remarketing. Investors who choose not to participate in the remarketing must settle the stock purchase contract in cash four business days immediately preceding the stock purchase date. We may elect, in our sole discretion, to change the stated maturity date to any date not earlier than the second anniversary of the stock purchase date and not later than August 15, 2038.

We have concluded that the STACKS are not tendered on the stock purchase date and therefore, the treasury stock method is the appropriate method to compute dilutive EPS with respect to the stock purchase contract.

Issue No. 3 – Should M&I Capital Trust B be consolidated?

The only assets of M&I Capital Trust B are the subordinated debt securities issued by the Corporation.  Under FIN 46 and FIN 46R, Consolidation of Variable Interest Entities an Interpretation of ARB No. 51 (revised December 2003), variability in an entity’s own credit risk is not a beneficial interest.  Paragraphs B7 and B16 of FIN 46R clarify that sponsors should not consolidate conventional trust preferred structures.  We have concluded that M&I Capital Trust B is a conventional trust preferred structure and therefore should not be consolidated in our financial statements.

Issue No. 4 – Does our right to defer interest payments on the STACKS require separate accounting under SFAS 133?

We have concluded that under SFAS 115, the STACKS are considered a debt host.  Paragraph 12 of SFAS 133 requires separate accounting for embedded derivatives when all of the three criteria enumerated in that paragraph are met.  Paragraph 13 of SFAS 133 states that the economic characteristics and risks of these embedded derivatives are considered clearly and closely related to the debt host unless one of the following conditions are met:

(a)

The hybrid instrument can contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment; or

(b)

 The embedded derivative could at least double the investor’s initial rate of return on the host contract and could also result in a rate of return that is at least twice what otherwise would be the market return for a contract that has the same terms as the host contract and that involves a debtor with similar credit quality.

The first condition is not met because the embedded derivative does not allow us to redeem the STACKS at amounts less than the full principal amount plus accrued interest.

The second condition is not met because the deferral of stated interest would never double the investor’s initial rate of return on the host contract or result in a rate of return that is at least twice what otherwise would be the market return for a contract that has the same terms as the host contract.  We have concluded the economic characteristics and risks of this embedded derivative is considered clearly and closely related to the debt host and separate accounting is not required.

Issue No. 5 – Does our right to defer contract payments on the stock purchase contracts require separate accounting under SFAS 133?

We previously concluded that the stock purchase contract is a freestanding equity financial instrument under SFAS 150.  We believe the option to defer contract payments would require separate accounting under SFAS 133.

There are severe ramifications to us if we elect to defer the contract payments and /or the interest payments on the STACKS. We would be unable to declare or pay dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of our capital stock.  In addition, we would be unable to make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities nor make any payment under any guarantee issued by us that rank equally with or junior to the subordinated debt securities that are the sole asset of M&I Capital Trust B. Such actions would adversely affect our current debt ratings and be of significant concern to our banking regulators.  As a result we have concluded that the probability of electing to defer the contract payments is very remote and therefore any fair value attributable to the option to defer contract payments would be negligible.

Note 20.  Derivative Financial Instruments and Hedging Activities, page 92

3.

Comment:  Please revise to clearly disclose for each significant SFAS 133 hedge relationship, the specific methodology you use to test prospective and retrospective hedge effectiveness and how often those tests are performed.  Refer to Section II.M of the Current Accounting and Disclosure Issues in the Division of Corporation Finance report issued on December 1, 2005 and available on the SEC’s web-site.

Response:

Interest rate swaps are presently the primary derivative financial instruments used in our hedging activities.

For fair value hedges, the interest rate swaps are structured so that all of the critical terms of the fixed rate hedged items match the receive fixed leg of the interest rate swaps at inception of the hedging relationship.  For cash flow hedges, we structure the interest rate swaps so that all of the critical terms of floating rate hedged items match the receive floating leg of the interest rate swaps at inception of the hedging relationship.  As a result, and in accordance with paragraph 65 of SFAS 133, we expect those hedging relationships to be highly effective in achieving offsetting changes in fair value or cash flows due to changes in market interest rates both at inception and on an ongoing basis.  We ascertain that there have been no changes to the terms of the swaps and the hedged item quarterly.

In future filings we will clearly disclose for each significant SFAS 133 hedge relationship, the specific methodology we use to test prospective and retrospective hedge effectiveness and how often those tests are performed.  See Exhibit II attached.

4.

Comment:  For each SFAS 133 hedge relationship for which you use the short-cut method of assessing hedge ineffectiveness, please revise to disclose the following information:

•

clearly explain the terms of the hedged item;

•

clearly explain the terms of the derivative interest rate hedge; and

•

tell us how you met each of the applicable conditions of paragraph 68 of SFAS 133.

Response:

In future filings we will clearly explain the terms of the hedged item and clearly explain the terms of the derivative interest rate hedge for all hedging relationships for which we have elected to use the short-cut method of assessing hedge ineffectiveness.  See Exhibit II attached.

Exhibit III, which is attached, presents specific information about the three fair value hedges and one cash flow hedge that qualified for the shortcut method of accounting under paragraph 68 of SFAS 133 at December 31, 2005.

5.

Comment:  Please revise to disclose the component of your fair value and cash flow hedges gain or loss, if any, excluded from the assessment of hedge effectiveness for the periods presented.  Refer to paragraph 45 of SFAS 133, as amended.

Response:

In future filings, for all periods presented, we will disclose the component of the derivative instruments’ gain or loss, if any, excluded from the assessment of hedge effectiveness for derivative financial instruments designated as fair value or cash flow hedges.

At the present time no component of the derivative instruments’ gain or loss is excluded from the assessment of hedge effectiveness for derivative financial instruments designated as fair value or cash flow hedges.

*        *        *

If you have any questions regarding our responses or if I may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

Senior Vice President,

General Counsel and

Secretary

Exhibit I

Factors Affecting the Number of Shares of Common Stock to be Issued Under Common SPACES

Each stock purchase contract underlying a Common SPACES obligates the investor to purchase on the stock purchase date for an amount in cash equal to the $25 stated amount of the Common SPACES, a number of shares of common stock equal to the settlement rate.

The settlement rate for each purchase contract will be set on August 15, 2007 (regardless of whether the stock purchase date is deferred beyond August 15, 2007).  The settlement rate will be calculated, subject to adjustment under certain events.

If the applicable market value of common stock is equal to or greater than $46.28, the settlement rate will be .5402 shares of common stock, which is equal to the stated amount divided by $46.28.  If the applicable market value of common stock is less than $46.28 but greater than $37.32, the settlement rate will be a number of shares of common stock equal to $25 divided by the applicable market value.  If the applicable market value of common stock is less than or equal to $37.32, the settlement rate will be 0.6699 which is equal to the stated amount divided by $37.32.

Each fixed settlement rate will be subject to adjustment, without duplication, upon the occurrence of certain events, including:

(a)

the payment of dividends and distributions of shares of common stock on the outstanding shares of common stock;

(b)

the issuance to all holders of outstanding shares of common stock of rights, warrants, or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them, for a period up to 45 days, to subscribe for or purchase shares of common stock at less than the current market price thereof;

(c)

subdivisions, splits and combinations of shares of common stock;

(d)

distributions to all holders of outstanding shares of common stock of evidence of our indebtedness or assets, including shares of capital stock, securities, cash or property (but excluding any dividend or distribution covered by (a) or (b) above and any dividend or distribution paid exclusively in cash), in which event each settlement rate will be divided by a fraction,

•

the numerator of which is the current market price of common stock less the fair market value, as determined by our board of directors, of the portion of these evidences of indebtedness or assets applicable to one share of common stock, and

•

the denominator of which is the current market price of common stock;

(e)

distributions by us or any of our subsidiaries consisting exclusively of cash to all holders of common stock, excluding any cash dividend on common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed $0.21 (the “dividend threshold amount”) (the dividend threshold amount is subject to adjustment in the same proportion as each settlement rate, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to each settlement rate pursuant to this clause (e)), in which event each settlement rate will be divided by a fraction,

•

the numerator of which is the current market price of common stock less the amount per share of such dividend or distribution in excess of the dividend threshold amount, and

•

the denominator of which is the current market price of common stock; and

(f)

the successful completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock to the extent that the cash and the value of any other consideration included in the payment per share of common stock exceeds the closing price of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event each settlement rate will be divided by a fraction,

•

the numerator of which shall be equal to (A) the product of (i) the current market price per share of common stock on the date of expiration of the tender or exchange offer multiplied by (ii) the number of shares of common stock outstanding (including and purchased shares) at such time less (B) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of common stock we purchased in such tender or exchange offer, and

•

the denominator of which will be the product of the number of shares of common stock outstanding less any such purchased shares and the current market price of common stock on the day of expiration of the tender or exchange offer.

The “current market price” per share of common stock on any day means the average of the daily closing prices for the 10 consecutive trading days ending on the earlier of the day in question and the day before the first date on which common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution that required the computation.

Exhibit II

Proposed Additional Disclosures related to Items 3, 4 & 5 based on 2005 Form 10-K

Fair Value Hedges

The Corporation has fixed rate CDs and fixed rate long-term debt which expose the Corporation to variability in fair values due to changes in market interest rates.

To limit the Corporation’s exposure to changes in interest rates, the Corporation has entered into received-fixed / pay floating interest rate swaps.

The Corporation structures the interest rate swaps so that all of the critical terms of the fixed rate CDs and fixed rate borrowings match the receive fixed leg of the interest rate swaps at inception of the hedging relationship.  As a result, the Corporation expects the hedging relationship to be highly effective in achieving offsetting changes in fair value due to changes in market interest rates both at inception and on an ongoing basis.

At December 31, 2005 certain interest rate swaps designated as fair value hedges met the criteria required to qualify for the shortcut method of accounting.  Based on the shortcut method of accounting treatment, no ineffectiveness is assumed.

At December 31, 2005, no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness for derivative financial instruments designated as fair value hedges.

The following table presents additional information with respect to selected fair value hedges.

Fair Market Hedges

December 31, 2005

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)

Fair Value Hedges that Qualify for Shortcut Accounting

Fixed Rate Bank Notes	Receive Fixed Swap	445.5	(9.5)	6.4

Institutional CDs	Receive Fixed Swap	115.0	(0.5)	1.3

Other Fair Value Hedges

Fixed Rate CDs	Receive Fixed Swap	$860.5	$(23.6)	8.7

Medium Term Notes	Receive Fixed Swap	359.9	(7.8)	7.4

Fixed Rate Bank Notes	Receive Fixed Swap	625.0	(12.0)	6.4

Institutional CDs	Receive Fixed Swap	15.0	(0.2)	1.3

Brokered Bullet CDs	Receive Fixed Swap	188.5	(0.9)	0.8

Cash Flow

The Corporation has variable rate loans, deposits and borrowings that expose the Corporation to variability in interest rate payments due to changes in interest rates.  The Corporation believes it is prudent to limit the variability of a portion of its interest receipts and payments.  To meet this objective, the Corporation enters into various types of derivative financial instruments to manage fluctuations in cash flows resulting from interest rate risk.  At December 31, 2005, these instruments consisted of interest rate swaps.

The Corporation regularly originates and holds floating rate commercial loans that reprice monthly on the first business day to one-month LIBOR.  As a result, the Corporation’s interest receipts are exposed to variability in cash flows due to changes in one-month LIBOR.

In order to hedge the interest rate risk associated with the floating rate commercial loans indexed to one-month LIBOR, the Corporation has entered into receive fixed / pay LIBOR-based floating interest rate swaps designated as cash flow hedges against the first LIBOR-based interest payments received that, in the aggregate for each period, are interest payments on such principal amount of its then existing LIBOR-indexed floating-rate commercial loans equal to the notional amount of the interest rate swaps outstanding.

Hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that takes into account reset date differences for certain designated interest rate swaps that reset quarterly.  Each month the Corporation makes a determination that it is probable that the Corporation will continue to receive interest payments on at least that amount of principal of its existing LIBOR-indexed floating-rate commercial loans that reprice monthly on the first business day to one-month LIBOR equal to the notional amount of the interest rate swaps outstanding.  Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest income on loans.

The Corporation regularly issues floating rate institutional CDs indexed to three-month LIBOR.  As a result, the Corporation’s interest payments are exposed to variability in cash flows due to changes in three-month LIBOR.

In order to hedge the interest rate risk associated with floating rate institutional CDs, the Corporation has entered into pay fixed / receive LIBOR-based floating interest rate swaps designated as cash flow hedges against the interest payments on the forecasted issuance of floating rate institutional CDs.

For certain institutional CDs, hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that regresses daily observations of three-month LIBOR to itself with a five day mismatch on either side for potential reset date differences between the interest rate swaps and the floating rate institutional CDs.  The regression analysis is based on a rolling five years of daily observations.  Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest expense on deposits.

The Corporation regularly purchases overnight borrowings indexed to the Federal funds rate.  As a result, the Corporation’s interest payments are exposed to variability in cash flows due to changes in the Federal funds effective rate.

In order to hedge the interest rate risk associated with overnight borrowings, the Corporation has entered into pay fixed / receive floating interest rate swaps designated as cash flow hedges against interest payments on the forecasted issuance of floating rate overnight borrowings.  The floating leg of the interest rate swap resets monthly to the H15 Federal Effective index.  The H15 Federal Effective index is not a benchmark rate therefore, hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis.  Each month the Corporation makes a determination that it is probable that the Corporation will continue to make interest payments on at least that amount of outstanding overnight floating-rate borrowings equal to the notional amount of the interest rate swaps outstanding.  Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest expense on short term borrowings.

The Corporation structures the remaining interest rate swaps so that all of the critical terms of the LIBOR-based floating rate deposits and borrowings match the floating leg of the interest rate swaps at inception of the hedging relationship. As a result, the Corporation expects those hedging relationships to be highly effective in achieving offsetting changes in cash flows due to changes in market interest rates both at inception and on an ongoing basis.

At December 31, 2005 one interest rate swap designated as a cash flow hedge met the criteria required to qualify for the shortcut method of accounting.  Based on the shortcut method of accounting treatment, no ineffectiveness is assumed.

At December 31, 2005, no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness for derivative financial instruments designated as cash flow hedges.

The following table summarizes the Corporation’s cash flow hedges.

Cash Flow Hedges

December 31, 2005

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)

Cash Flow Hedges that Qualify for Shortcut Accounting

Floating Rate Bank Notes	Pay Fixed Swap	$125.0	$1.2	1.3

Other Cash Flow Hedges

Variable Rate Loans	Receive Fixed Swap	$1,150.0	$(33.9)	3.9

Institutional CDs	Pay Fixed Swap	1,405.0	13.8	1.4

Federal Funds Purchased	Pay Fixed Swap	300.0	(1.4)	1.3

FHLB Advances	Pay Fixed Swap	1,220.0	21.8	3.0

Money Market Accounts	Pay Fixed Swap	250.0	5.3	1.5